PENFORD CORPORATION
7094 S. Revere Parkway
Centennial, CO 80112-3932
March 12, 2010
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631
Re:	Penford Corporation
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed November 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 21, 2009
Form 10-Q for the fiscal Quarter Ended November 30, 2009
Filed January 8, 2010
File No. 0-11488
Dear Mr. Schwall:
     This letter sets forth the responses of Penford Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (i) the Company’s Form 10-K for the fiscal year ended August 31, 2009 (the “Form 10-K”), (ii) Definitive Proxy Statement on Schedule 14A filed December 21, 2009, and (iii) Form 10-Q for the fiscal quarter ended November 30, 2009 contained in your letter dated February 26, 2010 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended August 31, 2009
Financial Statements, page 34
Notes to Consolidated Financial Statements, page 40
Note 18 — Segment Reporting, page 64
Comment No. 1:
We note that your reported segments represent “broad categories of end-market users”. Separately, we note that you appear to produce and sell a variety of different products. In view of the structure of your reported segments and your various product offerings, explain to us how you have considered the guidance of FASB ASC paragraph 280-20-50-40.

H. Roger Schwall
United States Securities and Exchange Commission
March 12, 2010

Response to Comment No. 1:
Penford considered the guidance of FASB ASC 280-10-50-40 in its segment disclosure. FASB ASC 280-10-50-40 references reporting for “each group of similar products.” Penford classifies its operations into two reportable business segments based on the end markets for its products — food-grade and industrial-grade starch-based ingredients, respectively. Each segment manufactures and sells one group of similar products.
Penford’s Food Ingredients segment manufactures and markets food-grade ingredients derived from starch. This segment’s products are used in various coating and binding applications with the primary function being to manage moisture. Starch is used in potato coatings, bakery products, dairy products, cheese, soups, sauces, gravies, protein products (meats and fish), and pet chews and treats. These products are similar in that they are all food-grade and derived from starch, and Penford does not consider its treatment of these products as a group to be overly broad.
Penford’s Industrial Ingredients segment manufactures and markets starch-based industrial-grade products derived from its corn wet milling operation. Corn-based starch is modified to produce industrial ingredients used in paper and packaging products, adhesives, and fuel. These products are similar in that they are all industrial-grade and derived from corn-based starch, and Penford does not consider its treatment of these products as a group to be overly broad.
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Controls and Procedures, page 71
Comment No. 2:
We note your officers concluded that your disclosure controls and procedures “...are effective to ensure that information required to be disclosed ...is accumulated and communicated to your management...to allow timely decisions regarding required disclosure.” This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.
If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. ”...controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”
In conjunction with your reply, please advise us of the disclosure that would be pertinent to your quarterly filing as necessary to comply with the requirements of Items 307 of Regulation S-K.
Response to Comment No. 2:

H. Roger Schwall
United States Securities and Exchange Commission
March 12, 2010

In drafting the referenced disclosure, the Company did not intend to qualify or limit management’s conclusions regarding the effectiveness of its disclosure controls and procedures, and intended to address the assessment as of the end of the fiscal year. The Company will use the appropriate language as expressed in Exchange Act Rule 13a-15(e) in future filings. The Company proposes the following disclosure for future filings:
Penford maintains disclosure controls and procedures that are designed to ensure that material information required to be disclosed in the Company’s periodic reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. The Company’s disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.
Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of [the end of the period covered by this report]. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective as of [the end of the period covered by this report].
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Exhibits
Comment No. 3:
We note your disclosure at page 7 that there is a collective bargaining agreement covering the Cedar Rapids-based manufacturing workforce. Please file such agreement as a material contract, or tell us why such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.
Response to Comment No. 3:
We have not filed the collective bargaining agreement since we considered it an ordinary course of business contract and therefore not a material contract. The collective bargaining agreement is in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on the contract. The union contract covers less than half of the company’s employees, and the employee costs and terms within the contract are not unusual as compared to the employee costs and terms that apply to the Company’s other employees.
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H. Roger Schwall
United States Securities and Exchange Commission
March 12, 2010

Exhibits 31.1 and 31.2
Comment No. 4:
Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. In paragraph 4(b) of your certifications, we note that you have replaced “internal control over financial reporting” with “internal control over financing reporting.” We further note that this variation was also made to the certifications filed with your quarterly report on Form 10-Q for the quarter ended November 30, 2009. Please revise to correct this discrepancy.
Response to Comment No. 4:
These were typographical errors that were missed in proofreading the above-referenced filings and which will be corrected in future filings.
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Definitive Proxy Statement filed December 21, 2009
Comment No. 5:
Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your response, we may raise additional comments.
We note your disclosure at page 17 that your executive compensation and development committee approved for fiscal year 2010 performance-based cash awards for all named executive officers which, if earned, will generally vest in three years. Please disclose the performance targets for such awards. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.
Response to Comment No. 5:
We disclosed the existence of the performance-based cash awards for fiscal 2010 to provide notice of a change in the approach for the future 2010 long-term incentives. We did not disclose the 2010 fiscal year performance targets because we did not consider them material to an understanding of 2009 fiscal year compensation. In addition, we do no not announce cash flow/EBITDA targets and consider such information to be confidential during the year. The disclosure of such information mid-year could provide competitors with information that could result in competitive harm to the Company. We will disclose in the proxy statement for fiscal year 2010 the Company performance targets for such awards. We will include disclosure regarding performance targets for performance-based cash awards granted during fiscal year 2010 in substantially the following format with the numbers included:

H. Roger Schwall
United States Securities and Exchange Commission
March 12, 2010

The award amount under the performance-based cash awards depends on the achievement of Performance Period Cash Flow/EBITDA during fiscal 2010. The executives have the opportunity to earn the target award amount if the Company achieved the target Performance Period Cash Flow/EBITDA achievement level of $          . The threshold and maximum Performance Period Cash Flow/EBITDA achievement levels for the performance-based cash awards were $           and $          , respectively. The award amount for achievement levels between the target and maximum achievement levels and between the threshold and target achievement levels are interpolated on a straight line basis. No award amount would be paid if the Performance Period Cash Flow/EBITDA is less than the threshold achievement level and no increase in the award amount would be made for Performance Period Cash Flow/EBITDA in excess of the maximum achievement level.
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Form 10-Q for the Quarterly Period Ended November 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Liquidity and Capital Resources, page 26
Comment No. 6:
We note that you report a working capital deficit as of November 30, 2009 and that a significant amount of debt matures within the next 12 months. Disclose your specific intentions with respect to both the working capital deficit and the debt maturities. Additionally, disclose the impact that these items may have on your financial condition, results of operations or liquidity in future periods.
Response to Comment No. 6:
The Company’s working capital deficit at November 30, 2009 results from the classification of the Company’s debt as a current liability due to the maturity date of loans under the Company’s credit facility. The Company intends to refinance its credit facility which matures November 30, 2010 and is currently in discussions with current and prospective financing parties. The Company's inability to replace or renew its bank credit agreement or to obtain other adequate replacement financing from debt or equity sources would have a material adverse effect on the Company’s financial position, results of operations and liquidity.
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     As requested, on behalf of the Company I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the comments of the Staff and disclosures by the Company in its filings with the Commission

H. Roger Schwall
United States Securities and Exchange Commission
March 12, 2010

in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions regarding this letter, please contact me at (303) 649-1900.

Very truly yours,
/s/ Steven O. Cordier
Steven O. Cordier
Chief Financial Officer

cc:	Joanna Lam, Securities and Exchange Commission
Brad Skinner, Securities and Exchange Commission
Parker Morrill, Securities and Exchange Commission
Laura Nicholson, Securities and Exchange Commission
Christopher Lawlor, Esq., General Counsel
Perkins Coie LLP